Confidential Draft No. 2 Submitted on May 16, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TOBIRA THERAPEUTICS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	20-5531916
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Tobira Therapeutics, Inc.

701 Gateway Blvd, Suite 200,

South San Francisco, CA 94080

(650) 741-6625

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Laurent Fischer, M.D.

Chief Executive Officer

Tobira Therapeutics, Inc.

701 Gateway Blvd, Suite 200,

South San Francisco, CA 94080

(650) 741-6625

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Jay K. Hachigian, Esq. Bennett L. Yee, Esq. Richard C. Blake, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Boulevard Redwood City, CA 94063 (650) 321-2400	Christopher Peetz Chief Financial Officer Tobira Therapeutics, Inc. 701 Gateway Blvd, Suite 200, South San Francisco, CA 94080 (650) 741-6625	Peter N. Handrinos, Esq. Robert W. Phillips, Esq. Latham & Watkins LLP John Hancock Tower 200 Clarendon Street Boston, MA 02116 (617) 948-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

Explanatory Note

This Draft Registration Statement No. 2 is being submitted solely for the purposes of submitting Exhibits 10.5 and 10.6. No changes or additions are being made hereby to the Prospectus constituting Part I of the Draft Registration Statement (not included herein) or to Items 13, 14, 15, 16 or 17 of Part II of the Draft Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission (SEC) registration fee and the Financial Industry Regulatory Authority, Inc. (FINRA) filing fee.

SEC registration fee		*
FINRA filing fee		*
Listing fee		*
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and transfer agent fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (Securities Act).

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees. The form of agreement provides that we will indemnify each of our directors, executive officers and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.11 of our amended and restated investors’ rights agreement (IRA) contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

We currently carry and intend to continue to carry liability insurance for our directors and officers.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold since January 1, 2011 through March 31, 2014:

(1)	In 2011, we issued and sold an aggregate of 28,228,010 shares of Series B convertible preferred stock to investors for an aggregate purchase price of $15,500,000.

(2)	In 2011, in connection with the closing of a term loan, we issued a warrant to Square 1 Bank exercisable for an aggregate of 218,539 shares of our Series B convertible preferred stock, at an exercise price of $0.5491 per share. This warrant terminates seven years after the date issued.

(3)	In 2012, we issued convertible notes with an aggregate principal amount of $9,999,751. The notes accrue interest at a rate of 8% per annum compounded annually. In connection with a public offering of our securities, the notes provide that, unless earlier converted into shares of our capital stock pursuant to their terms, the principal and accrued interest due on each note shall, at the election of the holders of a majority in interest of the aggregate principal amount of all notes, be either due and payable in full prior to closing or converted into shares of Series B convertible preferred stock at a price per share of $0.5491.

(4)	In 2013, we issued convertible notes with an aggregate principal amount of $11,999,700. The notes accrue interest at a rate of 8% per annum compounded annually. In connection with a public offering of our securities, the notes provide that, unless earlier converted into shares of our capital stock pursuant to their terms, the principal and accrued interest due on each note shall, at the election of the holders of a majority in interest of the aggregate principal amount of all notes, be either due and payable in full prior to closing or converted into shares of Series B convertible preferred stock at a price per share of $0.5491.

(5)

In 2014, we issued convertible notes with an aggregate principal amount of $7,999,800. The notes accrue interest at a rate of 8% per annum compounded annually. In connection with a public offering of our securities, the notes provide that, unless earlier converted into shares of our capital stock pursuant to their terms, the principal and accrued interest due on each note shall, at the election of the holders of a majority in interest of the aggregate principal amount of all notes, be either due and payable in full prior to closing or converted into shares of Series B convertible preferred stock at a price per share of $0.5491.

(6)	In 2012, 2013 and 2014, we issued warrants in connection with the issuance of convertible notes that are exercisable for shares of our capital stock pursuant to their terms. The warrants provide that in connection with a public offering of our securities the warrants shall become exercisable for shares of Series B convertible preferred stock at an exercise price of $0.5491 per share. The warrants will expire on the effective date of the registration statement of which this prospectus is a part.

(7)	Under the 2010 Stock Plan, we granted stock options to purchase shares of our common stock to certain of our employees, officers, consultants and advisors, as follows: (a) in 2011, we granted stock options to purchase an aggregate of 6,740,090 shares of our common stock at an exercise price of $0.17 per share, (b) in 2011, we granted stock options to purchase an aggregate of 1,372,018 shares of our common stock at an exercise price of $0.19 per share, (c) in 2012, we granted stock options to purchase 5,353,752 shares of our common stock at an exercise price of $0.19 per share, (d) in 2013, we granted stock options to purchase an aggregate of 3,143,973 shares of our common stock at an exercise price of $0.19 per share and (d) in 2014, we granted stock options to purchase an aggregate of 115,000 shares of our common stock at an exercise price of $0.19 per share and an aggregate of 14,740,902 shares of our common stock at an exercise price of $0.26 per share.

The offer, sale, and issuance of the securities described in paragraphs (1), (2), (3), (4), (5) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act in that the issuance of the security to the accredited investor did not involve a public offering. The recipients of the securities in these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in this transaction. The recipients of the securities in these transactions were accredited investors under Rule 501 of Regulation D.

The offers, sales, grants and issuances of the securities described in paragraph (7) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701. The recipients of such securities were our employees, officers, bona fide consultants and advisors and received the securities under our 2010 Stock Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.     We have filed the exhibits listed on the accompanying Exhibit Index.

(b) Financial Statement Schedules.     All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of South San Francisco, State of California, on the          day of         , 2014.

TOBIRA THERAPEUTICS, INC.

By
Laurent Fischer, M.D. Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signatures appears below constitutes and appoints Laurent Fischer, M.D. and Christopher Peetz, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Laurent Fischer, M.D.	Chief Executive Officer (Principal Executive Officer) and Director	, 2014

Christopher Peetz	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014

Carol L. Brosgart, M.D.	Director	, 2014

Craig S. Gibbs	Director	, 2014

Patrick Heron	Director	, 2014

Jack Nielsen	Director	, 2014

Eckard Weber, M.D.	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1†	Amended and Restated Certificate of Incorporation of the Registrant, as amended.

3.2*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3†	Bylaws of the Registrant, as amended.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Form of Common Stock Certificate.

4.2†	Amended and Restated Investors’ Rights Agreement.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2†	2007 Stock Plan and forms of agreements thereunder.

10.3†	2010 Stock Plan and forms of agreements thereunder.

10.4*	2014 Equity Incentive Plan and forms of agreements thereunder.

10.5**	License Agreement, dated August 1, 2007, by and between Takeda Pharmaceutical Company Limited and the Registrant.

10.6**	Amendment to License Agreement, dated November 9, 2009, by and between Takeda Pharmaceutical Company Limited and the Registrant.

10.7†	Sublease Agreement, dated October 22, 2013, between the Registrant and Accesia, Inc.

10.8†	Consent to Sublease, dated October 30, 2013, by and among the Registrant, DWF III Gateway, LLC and Accesia, Inc.

10.9†	Offer letter, dated March 17, 2014, between Laurent Fischer, M.D. and the Registrant.

10.10†	Offer letter, dated March 24, 2014, between Christopher Peetz and the Registrant.

10.11†	Offer Letter, dated July 23, 2011, between Helen Jenkins and the Registrant.

10.12†	Amendment to Employment Letter and Option Agreement, dated April 29, 2014, between Helen Jenkins and the Registrant.

10.13†	Separation Agreement and Release, dated February 13, 2014, between Andrew A. Hindman and the Registrant.

10.14†	Consulting Agreement, dated February 15, 2014, by and between the Registrant and Caroline Loewy.

10.15†	Loan and Security Agreement, dated November 29, 2011, by and between Square 1 Bank and the Registrant.

10.16†	First Amendment to Loan and Security Agreement, dated March 15, 2012, by and between Square 1 Bank and the Registrant.

10.17†	Second Amendment to Loan and Security Agreement, dated August 6, 2012, by and between Square 1 Bank and the Registrant.

10.18†	Warrant to Purchase Stock, issued November 9, 2011, for Square 1 Bank.

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm (Draft).

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-5 of this Registration Statement).

*	To be filed by amendment.
**	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment. Omitted portions have been submitted separately to the Securities and Exchange Commission.
†	Previously submitted.